FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 - Companies Act 1985

The Company was notified today that Credit Suisse First Boston, through its subsidiaries listed below, no longer has a notifiable interest as at 19 November 2004 in the ordinary shares of HSBC Holdings plc.

A copy of the letter of notification is quoted below.

P A Stafford
Assistant Group Secretary
HSBC Holdings plc

Letter to HSBC Holdings plc dated 23 November 2004 from Andrew Veasey, Equities Compliance, Credit Suisse First Boston (Europe) Limited

" Dear Sir

HSBC Holdings plc (the "Company")

This notification relates to the ordinary shares of the Company (the shares) and is given in fulfilment of the obligations imposed under Section 198 of the Companies Act 1985 (the Act).

We hereby notify you that on 19 November 2004, following disposals, Credit Suisse First Boston Equities Limited (CSFBEq), Credit Suisse First Boston (Europe) Limited (CSFBEL), Credit Suisse First Boston International (CSFBi), Credit Suisse First Boston (Hong Kong) Limited (CSFBHK), Credit Suisse First Boston LLC (CSFBLLC) and Credit Suisse First Boston Capital LLC (CSFBC) no longer have a notifiable interest in the ordinary shares of the company for the purposes of section 198 of the Act.

CSFBEq, CSFBEL, CSFBI, CSFBHK, CSFBLLC & CSFBC are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFB are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFB is interested.

Yours faithfully
Andrew Veasey
Equities Compliance"

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: November 23, 2004